Exhibit (a)(5)(ii)

Investor Contact: (800) 262-1122

FOR IMMEDIATE RELEASE

EATON VANCE FLOATING-RATE INCOME TRUST AND EATON VANCE SENIOR INCOME TRUST ANNOUNCE COMMENCEMENT OF TENDER OFFERS

BOSTON, MA, September 26, 2023 — Eaton Vance Floating-Rate Income Trust (NYSE: EFT) and Eaton Vance Senior Income Trust (NYSE: EVF) (each, a “Fund,” and, together, the “Funds”) each announced today the commencement of a cash tender offer (each, a “Tender Offer,” and together, the “Tender Offers”).

As previously announced, each Fund will purchase for cash up to 10% of its outstanding common shares at a price per share equal to 98% of its net asset value (“NAV”) per share, determined as of the close of regular trading on the NYSE on the day the Tender Offer expires. Each Tender Offer will expire on October 25, 2023 at 5:00 p.m. Eastern Time or on such later date to which the offer is extended. If the number of common shares tendered exceeds the maximum amount of a Tender Offer, the Fund will purchase shares from tendering shareholders on a pro-rata basis (disregarding fractional shares). Accordingly, there is no assurance that a Fund will purchase all of a shareholder's tendered common shares in connection with the relevant Tender Offer. A Fund may determine not to accept shares tendered in the Tender Offer under various circumstances, as set forth in the offering materials.

Each Fund may sell portfolio instruments during the pendency of its Tender Offer to raise cash for the purchase of common shares. Thus, it is likely that during the pendency of each Tender Offer, and possibly for a short time thereafter, each Fund will hold a greater than normal percentage of its net assets in cash and cash equivalents. This larger cash position may interfere with a Fund’s ability to meet its investment objectives and invest consistent with its investment strategy.

Each Tender Offer is being made on the terms and subject to the conditions set forth in the relevant Fund’s tender offer statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) that has been filed with the Securities and Exchange Commission (the “SEC”). All of these documents contain important information about the relevant Tender Offer. Shareholders of each Fund should read their documents carefully as they contain important information about the relevant Tender Offer. Shareholders of each Fund can obtain a free copy of the relevant documents at the SEC’s website at www.sec.gov or from the Fund by calling EQ Fund Solutions, LLC, the Fund’s information agent for the tender offer, at (877) 542-7446.

This press release is not a recommendation, an offer to purchase, or a solicitation of an offer to sell shares of the Funds and is not a prospectus, circular or representation intended for use in the purchase or sale of Fund shares.

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About Eaton Vance

Eaton Vance applies in-depth fundamental analysis to the active management of equity, income, alternative and multi-asset strategies. Eaton Vance’s investment teams follow time-tested principles of investing that emphasize ongoing risk management, tax management (where applicable) and the pursuit of consistent long-term returns. The firm’s investment capabilities encompass the global capital markets. Eaton Vance is a part of Morgan Stanley Investment Management, the asset management division of Morgan Stanley.

About the Funds

Except for sales of shares pursuant to a tender offer, common shares of each Fund are available for purchase or sale only through secondary market trading at their current market price. Shares of closed-end funds (such as the Funds) often trade at a discount from their NAV. The market price of Fund shares may vary from NAV based on factors affecting the supply and demand for shares, such as Fund distribution rates relative to similar investments, investors’ expectations for future distribution changes, the clarity of the Fund’s investment strategy and future return expectations, and investors’ confidence in the underlying markets in which the Fund invests. Fund shares are subject to investment risk, including possible loss of principal invested. Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. No Fund is a complete investment program and you may lose money investing in a Fund. An investment in a Fund may not be appropriate for all investors. Before investing in a Fund, prospective investors should consider carefully the Fund’s investment objective, strategies, risks, charges and expenses.

Important Notice

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of a Fund. The Tender Offers will be made only by an offer to purchase, a related letter of transmittal and other documents filed with the SEC as exhibits to a tender offer statement on Schedule TO, with all such documents available on the SEC’s website at www.sec.gov. For each Tender Offer, the relevant Fund will also make available to shareholders without charge the offer to purchase and the letter of transmittal. Shareholders should read these documents carefully, as they contain important information about the relevant Tender Offer.

This press release is for informational purposes only and is not intended to, and does not, constitute an offer to purchase or sell shares of the Funds. Additional information about the Funds, including performance and portfolio characteristic information, is available at eatonvance.com.

Statements in this press release that are not historical facts are “forward-looking statements” as defined by the U.S. securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors which are, in some cases, beyond a Fund’s control and could cause actual results to differ materially from those set forth in the forward-looking statements. All forward-looking statements are as of the date of this release only; each Fund undertakes no obligation to update or review any forward-looking statements.